                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 14

                      TEXAS INSTRUMENTS TUCSON CORPORATION
                   (FORMERLY KNOWN AS BURR-BROWN CORPORATION)
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   122574 10 6
                                 (CUSIP Number)

                                 August 24, 2000
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  122574 10 6              13G           PAGE    2    OF    9    PAGES



    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Sarah M. Brown Smallhouse
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                      (b) [ x ]
    3      SEC USE ONLY
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       5      SOLE VOTING POWER                         0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
                           6      SHARED VOTING POWER                       0

                           7      SOLE DISPOSITIVE POWER                    0

                           8      SHARED DISPOSITIVE POWER                  0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                           0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                        [   ]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                0%

   12      TYPE OF REPORTING PERSON*
           IN

*See Instructions
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CUSIP NO.  122574 10 6              13G           PAGE    3    OF    9    PAGES




    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mary B. Brown

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                       (b) [ x ]

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       5      SOLE VOTING POWER                         0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           6      SHARED VOTING POWER                       0

                           7      SOLE DISPOSITIVE POWER                    0

                           8      SHARED DISPOSITIVE POWER                  0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                           0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                        [   ]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                0%

   12      TYPE OF REPORTING PERSON*
           IN


*See Instructions
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CUSIP NO.  122574 10 6              13G           PAGE    4    OF   9     PAGES




    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas R. Brown, Jr.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                       (b) [ x ]

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Island of Nevis

    NUMBER OF SHARES       5      SOLE VOTING POWER                          0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           6      SHARED VOTING POWER                        0

                           7      SOLE DISPOSITIVE POWER                     0

                           8      SHARED DISPOSITIVE POWER                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                            0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         [   ]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 0%

   12      TYPE OF REPORTING PERSON*
           IN


*See Instructions
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CUSIP NO.  122574 10 6              13G           PAGE    5    OF   9     PAGES




    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Brown Investment Management Limited Partnership
           86-0619423

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                      (b) [ X ]

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

    NUMBER OF SHARES       5      SOLE VOTING POWER                          0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH

                           6      SHARED VOTING POWER                        0

                           7      SOLE DISPOSITIVE POWER                     0

                           8      SHARED DISPOSITIVE POWER                   0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON                                                            0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         [   ]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 0%

   12      TYPE OF REPORTING PERSON*
           PARTNERSHIP


*See Instructions

ITEM 1.           (a)      Name of Issuer:

                           Texas Instruments Tucson Corporation, formerly known as Burr-Brown Corporation

                  (b)      Address of Issuer's Principal Executive Offices:

                           6730 South Tucson Boulevard
                           Tucson, Arizona  85706

ITEM 2.           (a)      Name of Persons Filing:

                           Thomas R. Brown, Jr., individually, as Trustee under Trust Agreement dated October 3, 1988, under the last will and testament of Helen M. Brown for the benefit of Mary B. Brown, and as Trustee under Trust Agreement dated October 3, 1988, under the last will and testament of Helen M. Brown for the benefit of Sarah M. Brown Smallhouse.
                           Mary B. Brown
                           Sarah M. Brown Smallhouse
                           Brown Investment Management Limited Partnership

                  (b)      Address of Principal Business Office:

                           6125 E.W. Miramar
                           Tucson, Arizona 85715

                  (c)      Citizenship:

                           U.S.A.

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           122574 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)     [   ]   Broker or dealer registered under section 15
                                  of the Act.

                  (b)     [   ]   Bank as defined in section 3(a)(6) of the Act.

                  (c)     [   ]   Insurance company as defined in section 3(a)
                                  (19) of the Act.

                  (d)     [   ]   Investment company registered under Section 8
                                  of the Investment Company Act of 1940.

                  (e)     [   ]   An investment adviser in accordance with
                                  Section 240.13d-1(b)(1)(ii)(E).
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                  (f)     [   ]   An employee benefit plan or endowment
                                  fund in accordance with Section
                                  240.13d-1(b)(1)(ii)(F).

                  (g)     [   ]   A parent holding company or control person in
                                  accordance with Section
                                  240.13d-1(b)(1)(ii)(G).

                  (h)     [   ]   A savings associations as defined in Section
                                  3(b) of the Federal Deposit Insurance Act.

                  (i)     [   ]   A church plan that is excluded from the
                                  definition of an investment company under
                                  section 3(c)(14) of the Investment Company
                                  Act of 1940.

                  (j)     [   ]   Group, in accordance with Section
                                  240-13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED

                  Effective as of August 24, 2000, Burr-Brown Corporation merged with Burma Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Texas Instruments Incorporated, with Burr-Brown surviving the merger under the terms of the Agreement and Plan of Merger dated June 21, 2000, among Texas Instruments, Burma and Burr-Brown. Immediately following the merger, Burr-Brown changed its name to Texas Instruments Tucson Corporation. Pursuant to the merger, each outstanding share of Burr-Brown common stock was converted into the right to receive Texas Instruments common stock. Therefore, following the merger, none of the reporting persons held any shares of Burr-Brown common stock.

         (b)      PERCENT OF CLASS

                  See Item 4(a) above.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING OR DISPOSITIVE POWER

                  See Item 4(a) above.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not Applicable.
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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Thomas R. Brown, Jr.


Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Thomas R. Brown, Jr., as Trustee of Trust
                                    Agreement dated October 3, 1988, under the
                                    last will and testament of Helen M. Brown
                                    for the benefit of Mary B. Brown


Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Mary B. Brown, by Thomas R. Brown, Jr., as
                                    Attorney-In-Fact


Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Sarah M. Brown Smallhouse, by Thomas R.
                                    Brown, Jr., as Attorney-In-Fact


Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Thomas R. Brown, Jr., as Trustee of Trust
                                    Agreement dated October 3, 1988, under the
                                    last will and testament of Helen M. Brown
                                    for the benefit of Sarah M. Brown Smallhouse


Dated:   September 7, 2000          By: /s/ Thomas R. Brown, Jr.
                                        ---------------------------------------
                                    Thomas R. Brown, Jr., as General Partner,
                                    Brown Investment Management Limited
                                    Partnership